Exhibit 99.1

Polestar publishes results for the first quarter and reports 80% growth in global deliveries for the second quarter

•	7,200 cars delivered in Q1 2024; cash and cash equivalents of USD 784 million as of March 31, 2024

•	20,200 cars delivered year to date, with Q2 2024 up 80% compared to Q1 2024

•	New retail model, geographic expansion, growing line-up and sales organisation changes driving future sales growth

•	Announced staff reductions completed, resulting in 15% fewer positions, in addition to 10% reduction in 2023

GOTHENBURG, SWEDEN – 2 July 2024. Polestar (Nasdaq: PSNY), reports its preliminary unaudited financial and operational results for the three months ended March 31, 2024 and reports its global deliveries for the second quarter of 2024.

Polestar delivered approximately 13,000 cars in the second quarter, a growth of 80% compared to the previous quarter. This takes global deliveries for the first six months of the year to 20,200 with USA, Sweden, Norway and Germany delivering a strong momentum.

Thomas Ingenlath, Polestar CEO, said:

“We have strong momentum as we enter the second half of the year. Our two new SUV’s have received stellar reviews from the global media and first test drive slots were booked out and additional slots are filling up fast. Our retail sales model shift is accelerating in Europe and we have strengthened our sales management team.

Production of Polestar 3 in South Carolina is on-track to start at end of the summer and production of Polestar 4 is set to start in South Korea in the second half of 2025, diversifying our manufacturing footprint and mitigating impacts of the announced tariffs.

We expect strong revenue improvement in the second quarter and are confident about our business performance in the latter part of the year. Looking further ahead, our model expansion and increased market presence – with seven new market launches to come in 2025 – will be key growth drivers for us.”

Recent developments:

•	Polestar’s Board of Directors has appointed Winfried Vahland Board Chair, succeeding Håkan Samuelsson who intends to retire after the upcoming AGM.

•

Board of Directors is further strengthened with the appointment of two additional directors (subject to approval at the upcoming AGM) with Christine Gorjanc and Xiaojie Shen (Laura) bringing significant automotive, finance and reporting expertise.

•	Carla De Geyseleer, Audit Committee Chair, has chosen to focus on her executive role and will not stand for re-election as Director. Christine Gorjanc has been proposed as Audit Committee Chair.

•

Polestar is widening its retail footprint with existing and new partners, as part of a shift to a non-genuine agency sales model across Europe. Sweden and Norway switched to a non-genuine agency sales model in June with other key markets set to follow suit in the second half of the year.

•	Strengthened sales management team with strategic appointments in key markets, driving sales growth with increased market presence.

•	Accelerated geographic expansion plans to enter seven new markets during 2025, France, Czech Republic, Slovakia, Hungary, Poland, Thailand and Brazil via local distribution partnerships.

•	Global press drive for Polestar 3 and Polestar 4 has resulted in stellar reviews across key markets.

•	Customer deliveries of Polestar 3 have started and will ramp-up during the summer.

•	Staff reductions announced in January now implemented, resulting in 15% fewer positions, in addition to 10% reduction in summer of 2023.

•	Reduction in supply chain emissions by integrating renewable fuels for ocean freight and inbound component supplies.

•	Polestar and StoreDot successfully charge Polestar 5 prototype from 10-80% in 10 minutes.

•	Polestar and Plugsurfing have launched Polestar Charge, adding over 650,000 compatible Polestar car charging points for our customers.

•	Partnership announced with Zaptec, offering customers home charging solutions as part of their Polestar ownership experience.

Outlook

Sales momentum seen in the second quarter had a positive impact on inventory levels and cash flow. Polestar remains confident of an even stronger uptick in deliveries through the second half of the year, as sales of the two premium SUVs build.

Though the business has increasing momentum, there are short-term impacts from the introduction of import duties, alongside continued pricing pressure in global EV markets, including China.

In light of these factors and to meet its target of cash-flow breakeven towards the end of 2025, Polestar is adapting its business plan, including implementing additional mitigating actions, and expects to provide updated guidance later in the year.

Conference call and upcoming events

Polestar management will hold a live audio webcast today 2 July, 2024 at 08:00 US Eastern time (14:00 Central European Summer Time). The live audio webcast will be available at https://investors.polestar.com/events/event-details/q124-results-webcast.

Following the completion of the call, a replay will be available at https://investors.polestar.com/.

Polestar expects to post its preliminary unaudited financial and operational results for the first six months of the year on Thursday, 29 August 2024, before market open in New York. A live audio webcast is scheduled to start at 08:00 US Eastern Time (14:00 Central European Summer Time). From Thursday, 15 August 2024, verified shareholders will be able to ask questions through the Say Technologies platform accessible via the Polestar investor relations website.

Key financial highlights

The below table summarises key preliminary, unaudited financial results for the three months ended March 31, 2024.

(in millions of U.S. dollars) (unaudited)	Mar 31, 2024	Mar 31, 2023 Restated	% Change
Revenue	345.3	543.4	(36)
Cost of Sales	(376.2)	(520.2)	28
Gross Profit/ (loss)	(30.8)	23.2	n/m
Gross Margin (%)	(8.9)	4.3	n/m
Selling, General and Administrative expenses	(212.1)	(214.2)	1
Research and Development expenses	(11.8)	(35.7)	67
Other operating income, net	23.1	6.9	n/m
Operating loss	(231.7)	(219.9)	(5)

•

Revenue decreased by USD 198.1 million or 36% mainly due to lower global vehicle sales, higher discounts driven by inventory management actions as well as complexities pertaining to revenue recognition on sales of cars to China JV.

•	Gross result decreased by USD 54 million to a gross loss of USD 30.8 million with lower vehicle sales and higher discounts.

•

Selling, general and administrative expenses were slightly down, with active cost management actions offsetting costs for promotional activities related to commercial campaigns and events for Polestar 3 and Polestar 4 global launches.

•

Research and development expenses decreased by USD 23.9 million or 67% to USD 11.8 million mainly due to higher capitalization of internal development program expenditures for future car models and Polestar 2 IP amortization now being capitalized in inventory. We continue to invest in future vehicles and technologies.

•	Other operating income increased by USD 16.2 million to USD 23.1 million, primarily due to positive foreign exchange effects on working capital and sales of services to related parties.

•	Operating loss increased by USD 11.8 million or 5%, with lower revenue only partially offset by active cost management actions and higher other operating income.

Cash flow highlights

The below table summarises cash flow for the three months ended March 31, 2024.

(in millions of U.S. dollars) (unaudited)	For the three months ended March 31,
2024
Beginning cash	768.9
Operating	(229.1)
Investing	(188.0)
Financing	463.5
Foreign exchange effect on cash and cash equivalents	(31.3)
Ending cash	784.0

•	Operating cash outflow of USD 229.1 million, mainly driven by net loss adjusted for non-cash expenses and trade payables and partly offset by inventory improvement.

•

Investing cash outflow of USD 188.0 million, predominantly driven by higher property, plant and equipment investments as well as intellectual property investments for Polestar 3, Polestar 4 and Polestar 5, as well as USD 24.5 capital injection into China JV.

•	Financing cash inflow of USD 463.5 million, with proceeds from USD 950 million club loan facility, partially offset by principal repayments on borrowings and trade financing facilities.

Preliminary key operational highlights

The below table summarises key preliminary operational results as of the three months ended March 31, 2024.

	For the three months ended March 31,		% Change
	2024	2023
Global volumes[1]	7,221	12,076	(40.2)
- including external vehicles with repurchase obligations	527	355	48.5
- including internal vehicles	166	298	(44.3)

	For the three months ended March 31,		Change
	2024	2023
Markets[2]	27	27	n/m
Locations[3]	182	143	+38
Service points[4]	1,173	1,117	+56

(1)

Represents the sum of total volume of vehicles delivered for (a) external sales of new vehicles without repurchase obligations, (b) external sales of vehicles with repurchase obligations, and (c) internal use vehicles for demonstration and commercial purposes or to be used by Polestar employees (vehicles are owned by Polestar and included in inventory). A vehicle is deemed delivered and included in the volume figure for each category once invoiced and registered to the external or internal counterparty, irrespective of revenue recognition. Revenue is recognized in scenarios (a) and (b) in accordance with IFRS 15, Revenue from Contracts with Customers, and IFRS 16, Leases, respectively. Revenue is not recognized in scenario (c).

(2)	Represents the markets in which Polestar operates.
(3)	Represents Polestar Spaces, Polestar Destinations, and Polestar Test Drive Centres.
(4)	Represents Volvo Cars service centres to provide access to customer service points worldwide in support of Polestar’s international expansion.

•

Global volumes decreased 4,855 to 7,221 cars, with the decline in the USA driven by the lower demand and the absence of Hertz sales. Sales mix improved, with fleet sales declining in favour of increased Retail sales. There was also an increased impact of used cars in our mix as they come into inventory in more meaningful way.

•	Polestar now has 182 locations and 1,173 service points across its markets, up with 38 and 56 respectively when compared to the three months ended March 31, 2023.

Ends.

Contacts

Bojana Flint

Investor Relations

bojana.flint@polestar.com

Tanya Ridd

Global Head of Communications & PR

tanya.ridd@polestar.com

Theo Kjellberg

Head of Corporate & Financial Communications

theo.kjellberg@polestar.com

Statement Regarding Preliminary Unaudited Financial and Operational Results

The unaudited financial and operational information published herein is preliminary and subject to potential adjustments. Potential adjustments to operational and consolidated financial information may be identified from further work performed during subsequent reviews or audits.

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand determined to improve society by using design and technology to accelerate the shift to sustainable mobility. Headquartered in Gothenburg, Sweden, its cars are available online in 27 markets globally across North America, Europe and Asia Pacific.

Polestar plans to have a line-up of five performance EVs by 2026. Polestar 2, the electric performance fastback, launched in 2019. Polestar 3, the SUV for the electric age, launched in late 2022. Polestar 4, the SUV coupé transformed, is launching in phases through 2023 and into 2024. Polestar 5, an electric four-door GT and Polestar 6, an electric roadster, are coming soon.

The Polestar 0 project supports the company’s ambitious goal of creating a truly climate-neutral production car by 2030. The research initiative also aims to create a sense of urgency to act on the climate crisis, by challenging employees, suppliers and the wider automotive industry, to drive towards zero.

Forward-Looking Statements

Certain statements in this press release (“Press Release”) may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar including the number of vehicle deliveries, gross margin and funding updates. For example, projections of revenue, volumes, margins, cash flow break-even and other financial or operating metrics and statements regarding expectations of future needs for funding and plans related thereto are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to maintain agreements or partnerships with its strategic partners, such as Volvo Cars, Geely or Xingji Meizu Group, and to develop new agreements or partnerships; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain, while effectively managing the risks due to such relationships; (3) Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its reliance on strategic partners for servicing its vehicles and their integrated software; (4) Polestar’s reliance on its partners, some of which may have limited experience with electric vehicles, to manufacture vehicles at a high volume or develop devices, products, apps or operating systems for Polestar, and to allocate sufficient production capacity or resources to Polestar in order for Polestar to be able to increase its vehicle production capacities and product offerings; (5) the ability of Polestar to grow and manage growth profitably including expectations of growth and financial performance by generating expected revenues at expected selling prices, maintain relationships with customers and retain its management and key employees; (6) Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (7) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (8) the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; (9) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (10) changes in regulatory requirements, governmental incentives, tariffs and fuel and energy prices; (11) the outcome of any legal proceedings that may be instituted against Polestar or others, adverse results from litigation, governmental investigations or audits, or tax-related proceedings or audits; (12) the ability to meet stock exchange listing standards; (13) changes in applicable laws or regulations or governmental incentive programs; (14) Polestar’s ability to establish its brand and capture additional market share, (15) the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the design, development, manufacture, launch and financing of Polestar’s vehicles and other product offerings, and Polestar’s reliance on a limited number of vehicle models to generate revenues; (17) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (18) risks related to future market adoption of Polestar’s offerings; (19) risks related to Polestar’s distribution model; (20) inflation, interest rate changes, the ongoing conflict between Ukraine and Russia and in Israel and the Gaza Strip as well as the Red Sea, supply chain disruptions, fuel and energy prices and logistical constraints on Polestar, Polestar’s projected results of operations, financial performance or other financial and operational metrics, or on any of the foregoing risks; (21) Polestar’s ability to forecast demand for its vehicles; (22) Polestar’s ability to raise additional funding; (23) Polestar’s ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (24) the identification of additional accounting errors and/or a final assessment of errors already identified that differs significantly from Polestar’s preliminary view of such errors; and (25) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the SEC by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.

Appendix A

Polestar Automotive Holding UK PLC

Preliminary Unaudited Condensed Consolidated Statement of Loss

(in thousands of U.S. dollars unless otherwise stated)

	For the three months ended March 31,
	2024	2023[1]
Revenue	345,347	543,443
Cost of sales	(376,191)	(520,247)

Gross profit (loss)	(30,844)	23,196

Selling, general, and administrative expense	(212,101)	(214,196)
Research and development expense	(11,788)	(35,747)
Other operating income, net	23,080	6,879

Operating loss	(231,652)	(219,868)

Finance income	3,286	8,530
Finance expense	(126,654)	(30,200)
Fair value change - Earn-out rights	83,104	206,195
Fair value change - Class C Shares	1,500	7,250
Equity in net loss of affiliated companies	(575)	0

Loss before income taxes	(270,992)	(28,093)

Income tax expense	(3,310)	(9,601)

Net loss	(274,302)	(37,694)

Polestar Automotive Holding UK PLC

Preliminary Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars unless otherwise stated)

	March 31, 2024	December 31, 2023	March 31, 2023
Assets
Total non-current assets	1,914,982	1,872,954	1,861,158

Current assets
Cash and cash equivalents[1]	784,021	768,927	884,271
Other current assets	1,240,317	1,490,226	1,241,238

Total current assets	2,024,338	2,259,153	2,125,509

Total assets	3,939,320	4,132,107	3,986,667

Total equity	(1,542,637)	(1,246,128)	(128,155)

Liabilities
Total non-current liabilities	2,683,253	1,890,387	954,337

Total current liabilities	2,798,704	3,487,848	3,160,486

Total liabilities	5,481,957	5,378,235	4,114,823

Total equity and liabilities	3,939,320	4,132,107	3,986,667

(1)	Excludes restricted cash

Polestar Automotive Holding UK PLC

Preliminary Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars unless otherwise stated)

	For the three months ended March 31,
	2024	2023[1]
Cash used for operating activities	(229,075)	(272,023)

Cash used for investing activities	(188,042)	(130,668)

Cash provided by financing activities	463,516	310,869

Effect of foreign exchange rate changes on cash and cash	(31,304)	2,216

Net increase in cash and cash equivalents	15,094	(89,606)

Cash and cash equivalents at beginning of period	768,927	973,877

Cash and cash equivalents at end of period	784,021	884,271

Appendix B

Polestar Automotive Holding UK PLC

Non-GAAP Financial Measures

Polestar uses both generally accepted accounting principles (“GAAP,” i.e., IFRS) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance, for internal comparisons to historical performance, and for financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide useful perspective on underlying business trends and assist in period on period comparisons.

These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when understanding Polestar’s operating performance.

The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided below.

Non-GAAP financial measures include adjusted EBITDA, adjusted net loss, and free cash flow.

Adjusted EBITDA

Adjusted EBITDA is calculated as listing expense, fair value change of earn-out rights, fair value change of Class C Shares, interest income, interest expense, income tax expense, depreciation, and amortization, subtracted from net loss. This measure is reviewed by management and is relevant measure for understanding the underlying operating results and trends of the business prior to the impact of any adjusting items.

Adjusted Net Loss

Adjusted net loss is calculated as net loss, adjusted to exclude listing expense, fair value change of earn-out rights, and fair value change of Class C Shares. This measure is reviewed by management and is a relevant measure for understanding the underlying performance of Polestar’s recurring core business operations.

Free Cash Flow

Free cash flow is calculated by subtracting cash flows used for tangible assets and intangible assets from cash used for operating activities. This measure is reviewed by management and is a relevant measure for understanding cash sourced from operating activities that is available to repay debts, fund capital expenditures, and spend on other strategic initiatives.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Adjusted EBITDA

(in millions of U.S. dollars)	For the three months ended March 31,
	2024	2023[1]
Net loss	(274,302)	(37,694)

Listing expenses	—	—

Fair value change—Earn-out rights	(83,104)	(206,195)

Fair value change—Class C Shares	(1,500)	(7,250)

Interest income	(3,286)	(8,530)

Interest expenses	77,258	30,200

Income tax expense	3,310	9,601

Depreciation and amortization	24,155	39,674

Adjusted EBITDA (non-GAAP)	(257,469)	(180,194)

Adjusted Net Loss

(in millions of U.S. dollars)	For the three months ended March 31,
	2024	2023[1]
Net loss	(274,302)	(37,694)

Listing expenses	0	0

Fair value change—Earn-out rights	(83,104)	(206,195)

Fair value change—Class C Shares	(1,500)	(7,250)

Adjusted net loss (non-GAAP)	(358,906)	(251,139)

Free cash flow

(in millions of U.S. dollars)	For the three months ended March 31,
	2024	2023[1]
Net cash used for operating activities	(229,075)	(272,023)

Investing cash flows used for tangible assets	(23,344)	(18,005)

Investing cash flows used for intangible assets	(140,231)	(112,663)

Free cash flow (non-GAAP)	(392,650)	(402,691)